Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                       December 18, 2007

SUPPLEMENT DATED DECEMBER 18, 2007 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND NOVEMBER PERFORMANCE UPDATE

FUND	NOVEMBER	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-0.66%	11.93%		$71.9M	$1,301.273
Grant Park Futures Fund Class B Units	-0.73%	11.05%		$379.3M	$1,135.423

TRADING ADVISORS	NOVEMBER	2007 YTD	% of Fund
Rabar Market Research (Div)	-5.00%	15.58%	19%
EMC Capital Management (Classic)	-0.23%	12.18%	20%
Eckhardt Trading (Higher Leveraged)	3.06%	31.23%	10%
Graham Capital Management (GDP)	-0.34%	11.45%	9%
Winton Capital Management (Div)*	1.84%	7.76%	22%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	-1.41%	7.13%	18%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Currency positions incurred losses during the month as the U.S. dollar rallied against the majority of its trading partners after concerns about credit and mortgage markets resurfaced.  The Australian dollar, British pound, South African rand and Mexican peso all depreciated against the dollar.  A quarterly inflation report by the Bank of England suggesting that it might cut interest rates early next year also contributed to the weakness in the pound.

Share markets traded lower as concerns over the state of credit and mortgage markets plagued stocks.  Long positions in the NASDAQ-100 Index, German DAX and S&P Composite Index sustained the largest losses as global stock prices sank on worries that an economic slowdown in the U.S. could adversely affect economies abroad.

Long positions in the metals sector sustained losses, primarily on lower copper prices.  Worries over a possible recession coupled with reports of growing inventories pushed prices to the downside.

Long positions in the energy sector sustained losses as crude oil prices fell after recent record-high prices led the International Energy Agency to lower its forecasts for global crude consumption in 2008.  A U.S. Energy Department report showing a smaller-than-expected decline in crude inventories put further downward pressure on prices.

Prices for fixed income instruments were higher during the month.  Long positions in the Eurodollars, Ten-year notes and Thirty-year bonds posted gains as prices rallied on expectations that the Federal

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Reserve would lower its overnight lending rate.  Government securities also traded higher as investors looked for protection against the volatility equity markets experienced as a result of the ongoing problems in the credit markets.

Lastly, long positions in the soft/agricultural commodities sector posted gains after prices rallied in the soybean complex.  A USDA report showing repeated purchases of US soybeans by China and other countries spurred prices for beans and bean oil higher.

OTHER FUND NEWS
We would like to remind you that we have updated Grant Park’s March 6, 2007 prospectus with a new prospectus dated December 3, 2007.

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2007 tax year in early March.  The Schedule K-1 will contain a reconciliation of your Grant Park capital account and your share of Grant Park’s taxable item’s necessary to prepare your federal income tax return.

We are pleased to announce that your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  You should receive a letter detailing this feature in the coming weeks.  Additionally, if you no longer wish to receive your paper copy via regular mail you will be asked to return a signed document acknowledging this.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.
Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
NOVEMBER 30, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	5,198,691	10,243,997	27,492,277	54,829,841
Change in Unrealized Income (Loss)	(5,373,181)	907,498	(28,415,035)	4,047,724
Brokerage Commissions	(17,054)	(162,395)	(90,188)	(838,398)
Exchange, Clearing Fees and NFA charges	(24,522)	(371,630)	(129,681)	(1,921,749)
Other Trading Costs	(52,339)	(414,604)	(276,782)	(2,153,031)
Change in Accrued Commissions	2,507	17,309	13,254	88,326

Net Trading Income (Loss)	(265,898)	10,220,175	(1,406,155)	54,052,713

Other Income:
Interest, U.S. Obligations	69,652	1,123,301	368,343	5,804,082
Interest, Other	203,173	1,837,451	1,074,439	9,530,621

Total Income (Loss)	6,927	13,180,927	36,627	69,387,416

Expenses:
Incentive Fees to Trading Managers	90,185	1,455,864	476,924	7,676,644
Administrative Fees	15,235	155,221	80,566	804,141
O&O Expenses	12,188	124,176	193,359	1,929,941
Brokerage Expenses	368,682	3,756,332	2,094,723	20,907,703
Illinois Replacement Tax

Total Expenses	486,290	5,491,593	2,845,572	31,318,429

Net Income (Loss)	(479,363)	7,689,334	(2,808,945)	38,068,987

Statement of Changes in Net Asset Value

Beginning Balance	72,798,141	58,161,220	383,075,034	324,091,775
Additions	252,693	16,650,702	3,240,277	55,266,717
Net Income (Loss)	(479,363)	7,689,334	(2,808,945)	38,068,987
Redemptions	(629,590)	(10,559,375)	(4,208,672)	(38,129,785)

Balance at NOVEMBER 30, 2007	71,941,881	71,941,881	379,297,694	379,297,694
Total Units Held at End of The Period		55,285.78447		334,058.62542
Net Asset Value Per Unit		1,301.273		1,135.423
Rate of Return	-0.66%	11.93%	-0.73%	11.05%

To the best of my knowledge and belief the information
contained herein is accurate and complete.
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP